77M Mergers Exhibit

 After the close of business on March 8, 2013, all the net assets and liabilities of The Empire Builder Tax Free Bond Fund (the Predecessor Fund), a Massachusetts business trust, were reorganized into Neuberger Berman
 New York Municipal Income Fund (New York Municipal Income Fund). The Predecessor Fund was registered as a nondiversified, openend management investment company under the 1940 Act. The reorganization was performed pursuant to a plan of reorganization approved by the Predecessor Funds shareholders on February 22, 2013.

 The reorganization was accomplished by a taxfree exchange of 2,025,214 shares of the Institutional Class of New York Municipal Income Fund
 (valued at $35,911,391) for 2,025,214 shares of the Builder Class of the Predecessor Fund and 2,297,401 shares of the Institutional Class of New York Municipal Income Fund (valued at $40,737,640) for 2,297,171 shares of the Premier Class of the Predecessor Fund outstanding on March 8, 2013. The Predecessor Funds aggregate net assets at that date ($76,649,031 including $13,966 of undistributed net realized losses and $3,523,309 of net unrealized appreciation) were combined with those of New York Municipal Income Fund. The aggregate net assets of New York Municipal Income Fund and the Predecessor Fund immediately after the reorganization were $76,649,031.